GRASIM
ADITYA BIRLA GROUP

07026350

RECEIVED
2007 AUG 31 A 9:

3rd August, 2007

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

082-03322

SUPPL

Dear Sir,

Sub: Copy of Proceedings of Annual General Meeting held on 7th July, 2007

Pursuant to Clause 31 of the Listing Application, we are sending herewith a copy of the proceedings of the 60th Annual General Meeting of the Company held on Saturday, the 7th July, 2007.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

encl: as above

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

Minutes of the Sixtieth Annual General Meeting of the Shareholders of GRASIM INDUSTRIES LIMITED held on Saturday, the 7th July 2007 at 11.30 A.M. at the Registered Office of the Company at Grasim Staff Club, Birlagram, Nagda 456 331 (M.P.)

PRESENT:

Mr. B.V. Bhargava	:	Director & Chairman of the Audit Committee
Mr. R.C. Bhargava	:	Independent Director
Mr. Shailendra K. Jain	:	Whole Time Director
Mr. D.D. Rathi	:	Whole Time Director & CFO
In attendance	:	Mr. Ashok Malu, Company Secretary

Mr. E.B. Desai, Senior Partner of M/s Mulla & Mulla and Craigie, Blunt & Caroe, Solicitors of the Company, was also present at the meeting.

151 shareholders holding 1,11,29,978 Equity Shares, including the Authorised Representatives of Unit Trust of India, Life Insurance Corporation of India, United India Insurance Company Ltd. and The New India Assurance Company Ltd. were present in person at the meeting.

111 shareholders holding 3,53,36,537 Equity Shares were present at the meeting through Proxy.

Mr. R.C. Bhargava, Director of the Company proposed that Mr. B.V. Bhargava, Director and Chairman of the Audit Committee of the Board of Directors of the Company, be requested to take the Chair for the Meeting. The above proposal was seconded by Mr. Shailendra K. Jain, Whole Time Director and Mr. D.D. Rathi, Whole Time Director & CFO of the Company.

Thereupon, Mr. B.V. Bhargava took the Chair. He extended a warm welcome to the shareholders present. He then introduced the Directors and the Executives of the Company sitting on the dais.

The Chairman of the Meeting then informed the shareholders that the requisite quorum was present and that the Meeting was validly constituted.

The Chairman announced that 111 valid Proxies covering 3,53,36,537 Equity Shares, have been received by the Company. The Chairman then stated that

CERTIFIED TRUE COPY

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

GRASIM INDUSTRIES LTD. MUMBAI

CHAIRMAN'S INITIAL

the Register of Proxies was laid on the table and available for inspection of the shareholders till the conclusion of the meeting.

The Chairman then announced that the Register of Directors' Shareholding as placed on the table in terms of Section 307 of the Companies Act, 1956 was open and accessible to the shareholders for inspection during the continuance of the meeting.

With the consent of the shareholders present, the Notice dated 31st May, 2007 of the 60th Annual General Meeting of the Company, as circulated to the shareholders of the Company, was taken as read.

Thereafter, at the direction of the Chairman and as required under Section 230 of the Companies Act, 1956, Mr. Ashok Malu, Company Secretary read out the Auditors' Report for the year ended 31st March, 2007 to the shareholders of the Company.

The Chairman then in his speech apprised the shareholders on the excellent performance of the Company during the year 2006-07.

The formal Agenda of the Meeting was then taken up for approval of the Shareholders.

1. **<u>As an Ordinary Resolution</u>**:

The Chairman proposed the following resolution as an Ordinary Resolution:

"***RESOLVED*** that the audited Balance Sheet as at 31st March, 2007 and the Profit & Loss Account for the year ended 31st March, 2007 and the Reports of the Directors and the Auditors of the Company as circulated to the shareholders and now laid before the meeting be and are hereby approved and adopted."

Seconded by: Mr. Aditya Sharda, a shareholder of the Company.

However, before putting the aforesaid resolution to vote, the Chairman invited questions from the shareholders present in the Meeting.

Some of the shareholders who spoke at the meeting paid high compliments to the management on the working of the Company and appreciated the detailed disclosures made in the Annual Report, as also for the excellent results and the efficient working of the Company.

Some shareholders sought certain clarifications in respect of the accounts of the Company, in response to which the Chairman of the Meeting requested Mr. Shailendra K. Jain, Whole Time Director and Mr. D.D. Rathi, Whole Time Director & CFO of the Company to reply to the same. Mr. Jain and Mr. Rathi then replied the queries raised and clarified the points to the satisfaction of the shareholders.

GRASIM INDUSTRIES LTD. MUMBAI

CHAIRMAN'S INITIAL

Thereafter, the Chairman put the aforesaid resolution to vote and the same was carried unanimously on a show of hands.

2. **As an Ordinary Resolution**:

Mr. Anil Ladha, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that the Interim dividend paid on Fully Paid-up Equity Shares of Rs.10/- each @ Rs.27.50 (Rupees Twenty Seven & Paise Fifty only) per Share to the Members of the Company holding Equity Shares of the Company in physical or electronic form as on the Record Date i.e. 19th March, 2007, declared by the Board of Directors of the Company at its meeting held on 12th March, 2007 and as further recommended by the Board of Directors of the Company at its meeting held on 25th April, 2007, the said Interim dividend be and is hereby approved as final dividend for the year 2006-07."

Mr. Aditya Sharda, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

3. **As an Ordinary Resolution**:

Mr. M.P. Agarwal, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that Mrs. Rajashree Birla, a Director of the Company, who retires by rotation and being eligible offers herself for re-appointment, be and is hereby re-appointed as a Director of the Company."

Mr. Jambu Surana, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

4. **As an Ordinary Resolution:**

Mr. Achin Singh, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that Mr. Cyril Shroff, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

Mr. M.P. Agarwal, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

5. **As an Ordinary Resolution**:

Mr. Vijay Jain, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that Mr. S. G. Subrahmanyan, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

Mr. Sunil Goyal, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

6A. **As an Ordinary Resolution**:

Mr. Subhas Kalale, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as the Statutory Auditors of the Company under Section 224 and other applicable provisions, if any, of the Companies Act, 1956 and to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 26,00,000/- (Rupees Twenty six lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

Mr. Sanjay Mandloi, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

CHAIRMAN'S INITIAL

6B. **As an Ordinary Resolution:**

Mr. A.D. Kaushik, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. A.F. Ferguson & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of Grey Cement and White Cement, Marketing Zones, Terminals and Ready Mix Concrete Units, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 37,00,000/- (Rupees Thirty Seven Lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

Mr. Dalpat Hiran, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

6C. **As an Ordinary Resolution:**

Mr. J.S. Tawar, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior be and are hereby re-appointed as Branch Auditors of the Company to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 65,000/- (Rupees Sixty five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

Mr. Vijay Dhariwal, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

GRASIM INDUSTRIES LIMITED

GRASIM INDUSTRIES LTD. MUMBAI

CHAIRMAN'S INITIAL

7. **As a Special Resolution**:

Mr. Gopal Jajoo, a shareholder of the Company, proposed the following Resolution as a Special Resolution:

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded for the re-appointment of Mr. D.D. Rathi as a Whole Time Director of the Company for the period and upon the terms as to remuneration and perquisites as set out below with liberty to the Board (which term shall include any committee constituted or to be constituted by the Board) from time to time to alter the said terms in such manner as may be agreed to between the Board and Mr. Rathi and as may be permissible at law.

1. **Period**:

   Two years w.e.f. 1st August, 2007 with liberty to either party to terminate the appointment by three months' notice in writing to the other.

2. **Remuneration**:

   a) Basic Salary – Rs. 4,15,000/- (Rupees Four lacs fifteen thousand only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 5,50,000/- (Rupees Five lacs fifty thousand only) per month as Basic Salary.

   b) Special Allowance – Rs. 2,85,000/- (Rupees Two lacs eighty five thousand only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 5,00,000/- (Rs. Five lacs only) per month.

   c) Supplementary Salary @ 50% of the basic salary.

   d) Performance Linked Variable Pay and/or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 70,00,000/- (Rupees Seventy lacs only) in a year on this account.

GRASIM INDUSTRIES LTD. MUMBAI

GRASIM INDUSTRIES LIMITED

3. **Perquisites as under:**

a) Company maintained leased furnished accommodation, actual lease rent of which, will be recovered from the Whole Time Director, and payment of electricity bills in respect of the same, as also provision of telephones.

b) Leave Travel Allowance at the rate of one and half month's basic salary for each year.

c) Reimbursement of medical expenses incurred in India and abroad (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, dependent children and dependent parents, at actuals.

d) Fees for one Club in India.

e) Leave and encashment of leave as per the Rules of the Company.

f) Personal Accident Insurance cover as per the Rules of the Company.

g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

h) Gratuity and/or contribution to Gratuity Fund of the Company as per the Rules of the Company and as applicable to other Senior Executives of the Company.

i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes.

j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

k) Any other allowances, benefits and perquisites which will also include Stock Option Plan, if any, as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowances, perquisites/benefits and retirement benefits as the Board may from time to time choose, decide and extend.

GRASIM INDUSTRIES LTD. MUMBAI

CHAIRMAN'S INITIAL

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 311 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being in force, or otherwise as may be permissible at law.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Mr. D.D. Rathi subject to the applicable provisions of Schedule XIII to the said Act.

5. So long as Mr. D.D. Rathi functions as the Whole-time Director of the Company, he shall not be paid any fees for attending the meetings of the Board or any Committees thereof.

6. Although considering the provisions of Section 314 (1) of the said Act, Mr. Rathi would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries, approval be and is hereby also accorded, by way of abundant caution, to Mr. Rathi accepting sitting fees for attending the meetings of the Board of Directors of the subsidiary companies of the Company or any Committees thereof, wherever he is member of the Board of such subsidiary company or any Committees thereof."

Mr. N.K. Sharma, a shareholder of the Company, seconded the above Resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

The Chairman then declared the meeting as over.

The Meeting, thereafter, concluded with a Vote of Thanks to the Chair proposed by Mr. V.J. Pandya, a shareholder of the Company.

CHAIRMAN OF THE MEETING

Date 23-1-07

GRASIM INDUSTRIES LTD. MUMBAI

CHAIRMAN'S INITIAL

END